Collins & Aikman Corporation
               Computation of Earnings Per Share                    Exhibit 11
             In thousands, except per share data
                        (Unaudited)


                                                 Quarter Ended            Six Months Ended
                                              July 30,     July 31,     July 30,     July 31,
                                                1994         1993         1994         1993

Shares outstanding at beginning of
  period (1)  . . . . . . . . . . . . .       28,164       28,164       28,164       28,164

Recapitalization on July 13, 1994
  Initial public offering of 15,000
     shares   . . . . . . . . . . . . .        2,967         -           1,484         -
  Subordinated PIK Bridge Notes
     exchanged for 18,547 shares  . . .        3,669         -           1,834         -
  Purchase of 6,560 shares byaffiliates. .     1,298         -             648         -

Purchase of 2,250 shares by affiliates
  on July 29, 1994  . . . . . . . . . .           49         -              25         -

Shares issued upon exercise of options         3,206        3,206        3,206        3,206

Proceeds from exercise of options . . .    $  14,812    $  14,812    $  14,812    $  14,812

Applicable compensation expense . . . .        1,354       28,344        1,354       28,344

Amount available to buy back shares . .    $  16,166    $  43,156    $  16,166    $  43,156

  Per share price   . . . . . . . . . .    $   10.50    $   10.50    $   10.50    $   10.50
  Shares repurchased under Treasury
     Stock Method   . . . . . . . . . .        1,540        4,110        1,540        4,110

Increase (decrease) in total shares . .        1,666         (904)       1,666         (904)
        Total shares for EPS  . . . . .       37,813       27,260       33,821       27,260

Loss applicable to common shareholders:

     Continuing operations (2)  . . . .    $ (82,021)   $ (26,450)   $ (76,353)   $ (37,543)
     Discontinued operations  . . . . .         -        (128,802)        -        (132,398)
     Extraordinary item   . . . . . . .     (106,528)        -        (106,528)        -

        Net loss  . . . . . . . . . . .    $(188,549)   $(155,252)   $(182,881)   $(169,941)
Loss per common share:
  Continuing operations   . . . . . . .    $   (2.17)   $    (.97)   $   (2.26)   $   (1.38)
  Discontinued operations   . . . . . .         -           (4.73)        -           (4.86)
  Extraordinary item  . . . . . . . . .        (2.82)        -           (3.15)        -

        Net loss  . . . . . . . . . . .    $   (4.99)   $   (5.70)   $   (5.41)   $   (6.24)


Notes:

  (1) Shares outstanding as of the beginning of each of the respective periods have been restated to reflect the impact of themerger of Collins & Aikman Holdings II Corporation into the Company on July 13, 1994.

  (2) Income (loss) from continuing operations has been adjusted for dividends and accretion requirements on redeemable preferred stock of $7,322 and $14,408 for the thirteen and twenty-six weeks ended July 30, 1994, respectively, and $5,822 and $11,442 for the thirteen and twenty-six weeks ended July 31, 1993, respectively. In addition, income (loss) from continuing operations for the thirteen and twenty-six weeks ended July 30, 1994 has been adjusted for the loss on redemption of preferred stock of $82,022.